FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Statement on Submission of Business Improvement Report to Japan’s Financial Services Agency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Statement on Submission of Business Improvement Report to Japan’s Financial Services Agency

Tokyo, June 3, 2019—Nomura Holdings, Inc. and Nomura Securities Co., Ltd. today submitted reports on their business improvement measures to Japan’s Financial Services Agency in accordance with the business improvement order issued on May 28, 2019.

We take this matter very seriously and we regret the trouble that has been caused to our clients and all other concerned parties by this incident.

The management team sees it as their responsibility to fully implement the remediation action plan announced on May 24 and will do everything they can to prevent a recurrence of similar incidents.

We recognize at all times that it is our mission to contribute to the sound development of the capital markets, and we will ensure that each employee thinks and behaves prudently and in accordance with proper conduct.

We will further strengthen our compliance and internal controls frameworks. We are committed to preventing a recurrence and will work towards regaining trust.

Three pillars of remediation action plan announced by Nomura on May 24, 2019

1.	Embed the mindset of a Code of Conduct that fulfills the role the public expects financial institutions to play, and create an environment to maintain and improve self-discipline.

2.	Reorganize the Wholesale Equities business to ensure that our people are incentivized to contribute to the development of the capital markets.

3.	Establish a framework to tightly control not only information related to corporates, but also non-public information that could materially affect investment decisions.

Reference

May 24, 2019, news release: Statement on Report of Investigation into Improper Communication of Information and Announcement of Remediation Action Plan

https://www.nomuraholdings.com/news/nr/holdings/20190524/20190524.pdf ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

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